EXHIBIT 99.3

Press Release

Total announces the distribution of the final 2017 dividend

following the Shareholders’ Meeting of June 1, 2018

that fixed the 2017 dividend at 2.48 € per share

Paris, June 1, 2018 – The Annual Shareholders’ Meeting, held on June 1, 2018 under the chairmanship of Patrick Pouyanné, declared a dividend for 2017 of €2.48 per share, an increase of 1.2% compared to the 2016 dividend. Taking into account the three interim dividends of €0.62 per share paid on October 12, 2017, January 11, 2018, and April 9, 2018, the final 2017 dividend to be paid is €0.62 per share.

In addition, the Annual Shareholders’ Meeting decided that shareholders will be given the option to receive payment of the 2017 final dividend in cash or in new shares of the Company, each choice being exclusive of the other.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back during the quarter the newly issued shares with the intention to cancel them.

The share price of new shares to be issued as payment of the final dividend is set at €52.03. This price is equal to the average opening price on the Euronext Paris for the 20 trading days preceding the Annual Shareholders’ Meeting, reduced by the amount of the final dividend, without any discount, and rounded up to the nearest cent. Shares issued as payment of the final dividend will carry immediate dividend rights, and an application will be made to admit the shares for trading on the Euronext Paris.

The ex-dividend date for the final dividend is set for June 11, 2018. Shareholders may select to receive the final dividend payment in new shares during the period from June 11, 2018, to June 20, 2018, both dates inclusive, by instructing their financial brokers.

For Total’s American Depositary Shares (ADS), the ex-dividend date for the final 2017 dividend is set for June 7, 2018. ADS holders may select to receive the final dividend payment in new shares during the period from June 11, 2018, to June 15, 2018, both dates inclusive, by instructing their financial brokers.

Shareholders who do not elect to receive the final dividend payment in new shares within the specified timeframe will receive the final dividend due to them in cash. The date for the payment in cash is planned for June 28, 2018.

For shareholders who elect to receive the final dividend in shares, the date for the delivery of the shares is planned for June 28, 2018. For holders of Total’s American Depositary Receipts, the delivery of the ADSs is planned for July 6, 2018.

If the amount of the final dividend for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, having paid a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99  |  presse@total.com  |  @TotalPress

Investors Relations: +44 (0)207 719 7962  |  ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.